SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)1

                         The Nasdaq Stock Market, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   631103108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 29, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No.  631103108                  13G                     Page 2 of 15 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]

                                                                          (b)[ ]
-------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         California

--------------------------------------------------------------------------------
                                   5.  SOLE VOTING POWER                  -0-

      NUMBER OF                    ---------------------------------------------
        SHARES                     6.  SHARED VOTING POWER      10,076,217.45
     BENEFICIALLY
       OWNED BY                    ---------------------------------------------
         EACH                      7.  SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH                   ---------------------------------------------
                                   8.  SHARED DISPOSITIVE POWER 10,076,217.45

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,076,217.45

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.2%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  631103108                  13G                     Page 3 of 15 Pages
--------------------                                          ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         H&F EXECUTIVE FUND IV, L.P.

--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

                                                                       (b)[ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         California

--------------------------------------------------------------------------------
                                   5.  SOLE VOTING POWER                  -0-

      NUMBER OF                    ---------------------------------------------
        SHARES                     6.  SHARED VOTING POWER         224,108.90
     BENEFICIALLY
       OWNED BY                    ---------------------------------------------
         EACH                      7.  SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH                   ---------------------------------------------
                                   8.  SHARED DISPOSITIVE POWER    224,108.90

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         224,108.90

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.2%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--- ----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  631103108                  13G                     Page 4 of 15 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         H&F INTERNATIONAL PARTNERS IV-A, L.P.

--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

                                                                       (b)[ ]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                                   5.  SOLE VOTING POWER                  -0-

      NUMBER OF                    ---------------------------------------------
        SHARES                     6.  SHARED VOTING POWER       1,654,059.45
     BENEFICIALLY
       OWNED BY                    ---------------------------------------------
         EACH                      7.  SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH                   ---------------------------------------------
                                   8.  SHARED DISPOSITIVE POWER  1,654,059.45

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,654,059.45

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.3%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  631103108                  13G                     Page 5 of 15 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         H & F INTERNATIONAL PARTNERS IV-B, L.P.

-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         California

--------------------------------------------------------------------------------
                                   5.  SOLE VOTING POWER                  -0-

      NUMBER OF                    ---------------------------------------------
        SHARES                     6.  SHARED VOTING POWER         545,614.20
     BENEFICIALLY
       OWNED BY                    ---------------------------------------------
         EACH                      7.  SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH                   ---------------------------------------------
                                   8.  SHARED DISPOSITIVE POWER    545,614.20

--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         545,614.20

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.4%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  631103108                  13G                     Page 6 of 15 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         H&F INVESTORS IV, LLC

--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         California

--------------------------------------------------------------------------------
                                   5.  SOLE VOTING POWER                  -0-

      NUMBER OF                    ---------------------------------------------
        SHARES                     6.  SHARED VOTING POWER         12,500,000
     BENEFICIALLY
       OWNED BY                    ---------------------------------------------
         EACH                      7.  SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH                   ---------------------------------------------
                                   8.  SHARED DISPOSIVE POWER      12,500,000

--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,500,000

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.1%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  631103108                  13G                     Page 7 of 15 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         F. WARREN HELLMAN

--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------
                                   5.  SOLE VOTING POWER                  -0-

      NUMBER OF                    ---------------------------------------------
        SHARES                     6.  SHARED VOTING POWER         12,500,000
     BENEFICIALLY
       OWNED BY                    ---------------------------------------------
         EACH                      7.  SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH                   ---------------------------------------------
                                   8.  SHARED DISPOSIIVE POWER     12,500,000

--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,500,000
--------------------------------------------------------------------------------

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.1%
--------------------------------------------------------------------------------

  12.    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Report on Schedule 13G is filed by the Reporting Persons herein named in respect of the shares of Common Stock, par value $.01 per share (the "Shares"), of The Nasdaq Stock Market, Inc., a Delaware corporation (the "Company") including Shares that would be issued to the Reporting Persons upon conversion of the Company's 4% convertible subordinated debentures due 2006 (the "Subordinated Debentures"). Each $1000 principal amount of the Subordinated Debentures is currently convertible into 50 Shares.

Item 1(a).  Name of Issuer:

     The Nasdaq Stock Market, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     One Liberty Plaza, New York, NY 10006

Item 2(a).  Name of Person Filing:

     This statement is filed jointly on behalf of Hellman & Friedman Capital Partners IV, L.P., a California limited partnership, H & F Executive Fund IV, L.P., a California limited partnership, H & F International Partners IV-A, L.P., a California limited partnership, H & F International Partners IV-B, L.P., a California limited partnership (collectively, the "H&F Investors"), H&F Investors IV, L.L.C., a California limited liability company ("H&F LLC"), and
F. Warren Hellman.

     The H&F Investors are the direct beneficial owners of the Shares. The sole general partner of each H&F Investor is H&F LLC. The investment decisions of each of the H&F Investors are made by the investment committee of H&F LLC, which indirectly exercises voting and investment power with respect to the Shares held by the H&F Investors. F. Warren Hellman is a member of the nine member investment committee. Mr. Hellman disclaims beneficial ownership of the Shares held by the H&F Investors except to the extent of his indirect pecuniary interest therein.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each Reporting Person is One Maritime Plaza, 12th Floor, San Francisco, California, 94111.

Item 2(c).  Citizenship:

     Each H&F Investor is a California limited partnership. H&F LLC is a California limited liability company. F. Warren Hellman is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $0.01 per share. The Shares described as beneficially owned by the Reporting Persons herein may be acquired by the Reporting Persons upon conversion of the Subordinated Debentures held by such persons, except for 500,000 Shares directly owned by the H&F Investors.

Item 2(e).  CUSIP Number:

     The CUSIP number for the Shares is 631103108.

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     The aggregate number of Shares and percentage of the Shares beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or direct the disposition of, is set forth in the following table:

---------------------------------------------------------------------------------------------------------------------------------
                                                              No. of           No. of            No. of
                         No. of Securities                  Securities       Securities        Securities       No. of Securities
                           Beneficially       Percent       Sole Power      Shared Power       Sole Power        Shared Power
   Reporting Person           Owned(1)        of Class       to Vote         to Vote(2)       to Dispose of     to Dispose of(3)
   ----------------      -----------------    --------      ----------      ------------    ----------------    -----------------
---------------------------------------------------------------------------------------------------------------------------------
Hellman & Friedman         10,076,217.45         8.2%              0        10,076,217.45                0         10,076,217.45
  Capital Partners
  IV, L.P.
H&F Executive Fund            224,108.90         0.2%              0           224,908.90                0            224,908.90
  IV, L.P.
H&F International           1,654,059.45         1.3%              0         1,654,059.45                0          1,654,059.45
  Partners IV-A,
  L.P.
H&F International             545,614.20         0.4%              0           545,614.20                0            545,614.20
  Partners IV-B, L.P.
H&F Investors IV,             12,500,000        10.1%              0           12,500,000                0            12,500,000
  LLC
F. Warren Hellman             12,500,000(4)     10.1%              0           12,500,000                0            12,500,000
---------------------------------------------------------------------------------------------------------------------------------

--------
     1 The Shares described as beneficially owned by the Reporting Persons herein, except for the 500,000 Shares directly owned by the H&F Investors, may be acquired by the Reporting Persons upon conversion of the Subordinated Debentures held by such persons.

     2 The holders of Shares are entitled to one vote per Share on all matters to be voted upon by the stockholders except that any person, other than the National Association of Securities Dealers or any other person as may be approved for such exemption by the Company's board of directors prior to the time such person owns more than 5% of the then outstanding Shares, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding Shares will be unable to exercise voting rights in respect of any Shares in excess of 5% of the then outstanding Shares. The Company has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit the H&F Investors to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the 5% voting limitation in the certificate of incorporation. In addition, the Company has also agreed that in the event that the Company's board of directors approves an exemption from the foregoing 5% limitation for any person pursuant to the certificate of incorporation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, the Company will grant the H&F Investors a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption.

     3 The Subordinated Debentures and the 500,000 Shares owned directly by the H&F Investors are subject to certain transfer restrictions which limit the ability of the H&F Investors to dispose of the Subordinated Debentures and the Shares in certain circumstances.

     4 As F. Warren Hellman is a member of the nine-member investment committee that makes the investment decisions of H&F LLC, and that indirectly exercises voting and investment power with respect to the Shares beneficially owned by the H&F Investors, Mr. Hellman could be deemed to beneficially own such Shares, but Mr. Hellman disclaims such beneficial ownership except to the extent of his indirect pecuniary interest in such Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       Date: February 13, 2002

                                       HELLMAN & FRIEDMAN CAPITAL
                                       PARTNERSHIP IV, L.P.
                                       By: H&F Investors IV, LLC,
                                           as General Partner

                                       By: /s/ Patrick J. Healy
                                           -------------------------------------
                                           Name:  Patrick J. Healy
                                           Title: Vice President


                                       H&F EXECUTIVE FUND IV, L.P.
                                       By: H&F Investors IV, LLC,
                                           as General Partner

                                       By: /s/ Patrick J. Healy
                                           -------------------------------------
                                           Name:  Patrick J. Healy
                                           Title: Vice President


                                       H&F INTERNATIONAL PARTNERS IV-A, L.P.
                                       By: H&F Investors IV, LLC,
                                           as General Partner

                                       By: /s/ Patrick J. Healy
                                           -------------------------------------
                                           Name:  Patrick J. Healy
                                           Title: Vice President


                                       H&F INTERNATIONAL PARTNERS IV-B, L.P.
                                       By: H&F Investors IV, LLC,
                                           as General Partner

                                       By: /s/ Patrick J. Healy
                                           -------------------------------------
                                           Name:  Patrick J. Healy
                                           Title: Vice President


                                       H&F INVESTORS IV, LLC

                                       By: /s/ Patrick J. Healy
                                           -------------------------------------
                                           Name:  Patrick J. Healy
                                           Title: Vice President

                                           /s/ F. Warren Hellman
                                           -------------------------------------
                                           Name: F. Warren Hellman

                               Index to Exhibits

Exhibit 1. Joint Filing Agreement, dated as of February 13, 2002, by and among Hellman & Friedman Capital Partnership IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., H&F Investors IV, LLC and F. Warren Hellman.